EXHIBIT 99.1

North American Construction Group Takes a Major Revenue Diversification Step With the Acquisition of Ownership Interest in Nuna Logistics

ACHESON, Alberta, Sept. 20, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it has entered into a definitive agreement to acquire a 49% ownership interest in Nuna Logistics Limited and related companies (collectively, “Nuna”), a civil construction and contract mining company based in Edmonton, Alberta, for $42.5 million in cash (the “Purchase Price”) from a group of private selling shareholders (the “Transaction”).  The majority 51% ownership interest in Nuna is held by the Kitikmeot Corporation, a wholly owned business arm of the Kitikmeot Inuit Association.

“This Transaction represents a compelling opportunity for us to continue to execute on our strategy of customer and revenue diversification, while also reducing the overall capital intensity of our business and extending our reach into what we consider to be a very attractive market,” said Martin Ferron, Chairman and CEO of NACG.  “Nuna’s revenue is entirely non-oil-sands related and they are recognized as a leading civil construction and mine services contractor in northern Canada, providing a clear strategic fit.”

The Transaction is aligned with NACG’s strategic goals, as Nuna expands end user coverage into other commodity areas (e.g. base metals, precious metals, and diamonds) and infrastructure-related projects that involve major earthworks.  Nuna is an established incumbent contractor in Nunavut and the Northwest Territories, but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia. NACG believes that this acquisition will provide mutual benefit to both NACG and Nuna through access to broader equipment fleets, experienced field personnel and expanded services such as NACG’s growing external maintenance offering.  This access to shared resources is expected to provide opportunity for improved utilization and efficiency, especially in a tightening marketplace.

The Transaction is expected to provide NACG with approximately 20% of incremental and diversified revenue, based on the consensus of research analysts’ estimates for 2019.  Nuna’s asset light business model will result in accretive EBITDA, free cash flow and earnings, even before meaningful synergies. NACG will play an active role in the leadership of Nuna and so anticipates the synergies to be fully realized well within two years from closing of the transaction, which is likely to occur early in the upcoming fourth quarter. The Purchase Price implies a transaction multiple of 1.0 x tangible book value and will be fully financed using NACG’s existing credit facility.  The purchase price is subject to customary closing adjustments based on shareholders’ equity.

Advisors and Counsel

National Bank Financial Inc. is acting as financial advisor to NACG and Raymond James is acting in the same capacity for the vendors.  Borden Ladner Gervais LLP is acting as legal counsel to NACG.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the transaction on September 21st, 2018 at 9:00 am Eastern time (7:00 am Mountain time).

The call can be accessed by dialing:

Toll free: 1-866-521-4909
International: 1-647-427-2311

The slide deck summarizing the transaction can be accessed at:

 http://nacg.ca/presentations/

A replay will be available through October 21st, 2018, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 7581509

The live and archived webcast can be accessed at:
 http://event.on24.com/r.htm?e=1839761&s=1&k=C601B5F5DA735D7035F458D01820000B

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release. Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. The forward-looking information in this release include statements with respect to the expected mutual benefit to both NACG and Nuna through access to broader equipment fleets, experienced field personnel, and expanded services; the expected opportunity for improved utilization and efficiency, the amount of incremental and diversified revenue; the accretion to EBITDA, free cash flow and earnings; the timing of realization of synergies; and the timing of the closing. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The risks and uncertainties that may affect forward-looking statements include, among others: impact of the global economy; the performance of the market sectors that Nuna and NACG serve; project delays due to weather related conditions; the possibility that this acquisition is not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits, enhancements and synergies are not realized; the possibility that Nuna’s business does not perform as expected; NACG’s inability to close the acquisition, or delays in closing it, resulting from failure or delays in relation to satisfying conditions of closing or other unanticipated factors; and other risks detailed from time to time in NACG’s filings with securities regulatory authorities. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and other than as required by applicable securities laws, NACG does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. EBITDA is a non-GAAP financial measure.  This term does not have any standardized meanings prescribed within GAAP and therefore may not be comparable to similar measures presented by other companies. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA is defined as is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. NACG believes that EBITDA is a meaningful measure of business performance. For a further discussion of EBITDA and a reconciliation to net income (loss), please refer to NACG’s most recent Management’s Discussion & Analysis filed with securities regulatory authorities. Free Cash Flow is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for/provided by acquisitions).  NACG believes that Free Cash Flow is a relevant measure of cash available to service NACG’s Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

About Nuna

Nuna Logistics Limited (www.nunalogistics.com) has been in business for 25 years and is a civil construction and contract mining company based in Edmonton, Alberta, Canada.  The Nuna Group of Companies comprises almost 40 entities, ventures, and partnerships, which provide a wide range of construction related services with over 500 pieces of equipment and a peak workforce of around 600 people.

About NACG

North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 60 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca